11016976

SEC ... ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2011

Washington, DC 110

SEC FILE NUMBER
8-49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHEVAL CAPITAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. PITT STREET, SUITE 110
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS C STIFF 703-549-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

521 FIFTH AVENUE, SUITE 2100 (Address) NEW YORK (City) NY (State) 10175 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCIS C. STIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHEVAL CAPITAL, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cheval Capital, Inc.

Financial Statements

Year Ended December 31, 2010

Table of Contents

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@buckstumer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@buckstumer.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cheval Capital, Inc.
Alexandria, VA

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the Company) as of December 31, 2010 and the related statements of income and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 through 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buck, Sturmer & Co., P.C.

BUCK, STURMER & CO., P.C.
Certified Public Accountants

February 23, 2011
New York, NY

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2010

ASSETS

Cash and cash equivalents	$	218,817
Accounts receivable		24,833
Property and equipment, net of depreciation		6,071
Marketable security		282,692
Other assets		2,584
TOTAL	$	534,997

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	52,804
STOCKHOLDER'S EQUITY		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		43,349
Retained earnings		156,153
Accumulated other comprehensive income		282,690
Total Stockholder's Equity		482,193
TOTAL	$	534,997

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income and Other Comprehensive Income

Year Ended December 31, 2010

REVENUES:	
Fee income	$ 446,265
Interest income	56
Total Income	446,321
EXPENSES:	
Officers' compensation and benefits	274,727
Occupancy costs	57,074
Depreciation and amortization	947
Membership, registration and other fees	3,996
Communications	9,611
Other operating expenses	43,322
Total Expenses	389,677
Net Income	56,644
Other Comprehensive Income	
Unrealized gain on securities held	95,040
COMPREHENSIVE INCOME	$ 151,684

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, beginning	100	$ 1	$ 43,349	$ 134,319	$ 187,650	$ 365,319
Comprehensive income:						
Net Income				56,644		56,644
Unrealized gain on marketable security available for sale:					95,040	95,040
Distribution to Stockholder				(34,810)		(34,810)
Balance, ending	100	$ 1	$ 43,349	$ 156,153	$ 282,690	$ 482,193

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 56,644
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	947
Loss on disposal of property and equipment	593
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	(11,347)
Increase (decrease):	
Accounts payable and accrued expenses	(49,285)
Net cash provided by operating activities	(2,448)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payment for purchase of property and equipment	(3,570)
Net cash used in investing activities	(3,570)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholder	(34,810)
Net cash used in financing activities	(34,810)
Net decrease in cash and cash equivalents	(40,828)
Cash and equivalents - beginning of year	259,645
Cash and equivalents - end of year	$ 218,817

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for:	
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Such services include providing financial advice in mergers and acquisitions and acting as a placement agent in private equity and debt offerings and and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Concentration of Risk

The Company had revenue from one major customers that represented approximately 57% of total revenues for the year ended December 31, 2010.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. Management periodically reviews accounts receivable and if amounts are considered uncollectible they are charge to bad debt expense.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2010:

Furniture and fixtures	$ 27,533
Office equipment	16,316
Leasehold improvements	10,020
	53,869
Less: accumulated depreciation	(47,798)
	$ 6,071

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $367,672, which was $362,672 in excess of its required net capital of $ 5,000. The Company's aggregate indebtedness to net capital ratio was .144 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing pension plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $50,000 was made for the year ended December 31, 2010.

NOTE 6 - LEASE COMMITMENT

On March 6, 2007 the Company entered into a lease modification agreement and exercised its right to extend the original office space lease through March 31, 2012. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses. Rent expense was $57,074 for the year ended December 31, 2010.

Minimum future lease payments as of December 31, 2010 were as follows:

Year Ending December 31	
2011	$ 48,158
2012	12,128
	$ 60,286

NOTE 7 - INCOME TAXES

The Company has elected, with the consent of its stockholder, to be taxed as an "S" Corporation under Internal Revenue Code Section 1362(a). An "S" Corporation does not generally pay income tax but, instead, its stockholder is taxed on the Company's income. Therefore, these statements do not include any provision for federal or state income taxes.

The Company files income tax returns in the U.S. federal and Commonwealth of Virginia juristictions which are generally subject to examination by taxing authorities for a period of three years from the date they are filed. The Company is no longer subject to examinations for years before 2007. There is no current examination or adjustment proposed by the Internal Revenue Service or any other jurisdiction.

There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 482,193
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 24,833	
Property and equipment	6,071	
Security deposits	2,584	33,488
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		448,705
Haircuts on securities		
Money market funds	2,956	
Securities held	42,404	
Undue concentration	35,673	81,033
NET CAPITAL		$ 367,672
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 52,804
Total aggregate indebtedness		$ 52,804
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Company		$ 5,000
Excess net capital		$ 362,672
Excess net capital at 1,000%		$ 361,672
Ratio: Aggregate indebtedness to net capital		.144 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Cheval Capital, Inc.
Alexandria, VA

In planning and performing our audit of the financial statements of Cheval Capital, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures

can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer & Co., P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 23, 2011

Cheval Capital, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures on SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

December 31, 2010

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Accountants' Report on Applying Agreed-Upon Procedures on SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Board of Directors of
Cheval Capital, Inc.
Alexandria, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by Cheval Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Cheval Capital, Inc.'s compliance with Rule 17a-5(e)(4). Cheval Capital, Inc.'s management is responsible for Cheval Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries including examining copies of actual checks issued, disbursement journals and bank records, noting no exceptions.

2. Compared the amounts reported on the audited Form X-17-A-5 for the year ended December 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010 noting no exceptions;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and workpapers including general ledger and investment account statements supporting the adjustment noting no difference;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no exception; and

5. There was no overpayment applied with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co., P.C.

Buck, Sturmer & Co., P.C.
New York, NY

February 23, 2011

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 541,361
Deductions:		
Net gain from securities		95,040
SIPC Net Operating Revenues		$ 446,321
General Assessment @ .0025		$ 1,115.80
Less: Payments		
July 14, 2010	$ 649.39	
February 10, 2011	466.41	1,115.80
Assessment balance due		$ -

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049491 FINRA DEC
CHEVAL CAPITAL INC 4*4
901 N PITT ST
ALEXANDRIA VA 22314-1536

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,115.80

B. Less payment made with SIPC-6 filed (exclude interest) (649.39)
7/14/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 466.41

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 466.41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 46641

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cheval Capital Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10 day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 541,361

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 95,040

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 95,040

2d. SIPC Net Operating Revenues $ 446,321

2e. General Assessment @ .0025 $ 1,115.80

(to page 1, line 2.A.)

Cheval Capital, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures on
SIPC Assessment Reconciliation Required by
Rule 17a-5(e)(4) of the Securities and Exchange Commission

December 31, 2010

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

Independent Accountants' Report on Applying Agreed-Upon Procedures on SIPC Assessment Reconciliation Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Board of Directors of
Cheval Capital, Inc.
Alexandria, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by Cheval Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Cheval Capital, Inc.'s compliance with Rule 17a-5(e)(4). Cheval Capital, Inc.'s management is responsible for Cheval Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries including examining copies of actual checks issued, disbursement journals and bank records, noting no exceptions.

2. Compared the amounts reported on the audited Form X-17-A-5 for the year ended December 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010 noting no exceptions;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and workpapers including general ledger and investment account statements supporting the adjustment noting no difference;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no exception; and

5. There was no overpayment applied with the Form SIPC-7.

Buck, Sturmer & Co., P.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer & Co., P.C.

Buck, Sturmer & Co., P.C.
New York, NY

February 23, 2011

Cheval Capital, Inc.
Schedule of SIPC Assessments and Payments
For the Year Ended December 31, 2010

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 541,361
Deductions:		
Net gain from securities		95,040
SIPC Net Operating Revenues		$ 446,321
General Assessment @ .0025		$ 1,115.80
Less: Payments		
July 14, 2010	$ 649.39	
February 10, 2011	466.41	1,115.80
Assessment balance due		$ -

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049491 FINRA DEC
CHEVAL CAPITAL INC 4*4
901 N PITT ST
ALEXANDRIA VA 22314-1536

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,115.80
   B. Less payment made with SIPC-6 filed (exclude interest) (649.39)
   7/14/10
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 466.41
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 466.41
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 46641
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cheval Capital Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10 day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 541,361
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	95,040
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	95,040
SIPC Net Operating Revenues	$ 446,321
General Assessment @ .0025	$ 1,115.80

(to page 1, line 2.A.)

CHEVAL CAPITAL, INC.

REPORT PURSUANT TO SEC RULE 17A-5(d)

December 31, 2010